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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                        ---------------------------


                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                             (Amendment No. 5)

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                      OCTEL COMMUNICATIONS CORPORATION
                         (Name of Subject Company)

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                           MEMO ACQUISITION CORP.
                          LUCENT TECHNOLOGIES INC.
                                 (Bidders)

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                  Common Stock, Par Value $0.001 Per Share
                       (Title of Class of Securities)

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                                 675724108
                  (CUSIP Number of Classes of Securities)

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                           Pamela F. Craven, Esq.
                           Memo Acquisition Corp.
                        c/o Lucent Technologies Inc.
                            600 Mountain Avenue
                       Murray Hill, New Jersey 07974
                               (908) 582-8500
    (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of Bidders)

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                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000


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          Lucent Technologies Inc. and Memo Acquisition Corp. hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on July 23, 1997, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.001 per share, of Octel Communications Corporation, a Delaware corporation, as set forth in this Amendment No. 5. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

          Item 10. Additional Information.

          On September 25, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

          Item 11. Material to be filed as Exhibits.

          (a)(1) Press Release, dated September 25, 1997.

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                                 SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 26, 1997


                           MEMO ACQUISITION CORP.,


                           By:  /s/ Pamela F. Craven
                                --------------------
                                Name:  Pamela F. Craven
                                Title:  Vice President and Secretary


                           LUCENT TECHNOLOGIES INC.,


                           By:  /s/ Pamela F. Craven
                                --------------------
                                Name:  Pamela F. Craven
                                Title:  Vice President - Law


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                               EXHIBIT INDEX


Exhibit No.                    Exhibit
----------                    ---------

(a)(1)                    Press release, dated
                          September 25, 1997

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                                                             EXHIBIT (a)(1)


NEWS RELEASE


Dan Coulter - Lucent Technologies
908-582-7635 (work)
908-735-0297 (home)

Greg Klaben - Octel Communications Corporation
408-324-6571 (work)
408-255-2126 (home)


                       LUCENT TO ACCEPT OCTEL SHARES


FOR RELEASE:  Thursday, September 25, 1997


     MURRAY HILL, N.J. -- Lucent Technologies and Octel Communications Corporation today announced they have received early termination of the waiting period under the Hart-Scott-Rodino Act in connection with Lucent's acquisition of Octel. As a result, Lucent intends to let its tender offer for all outstanding shares of Octel's common stock expire on schedule at 5:00 p.m. Eastern time, Friday, September 26, 1997, and to accept the tendered shares for payment.

     The company may extend the offer past Friday, September 26, if it receives less than the 90 percent of the outstanding Octel shares required to do a "short form" merger.


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